                                                     Filed by OrthAlliance, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934


                                             Subject Company: OrthAlliance, Inc.
                                                    Commission Number: 000-22975

In connection with the proposed merger, OCA and OrthAlliance will file a proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus, because it will contain important information about the merger, OCA and OrthAlliance. After the proxy statement/prospectus is filed with the SEC, the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with the merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers in the merger by reading the proxy statement/prospectus when it becomes available. This does not constitute an offer of any securities for sale.

A.   Email Message to OrthAlliance Members, dated June 18, 2001

June 18, 2001

I am pleased to forward a copy of the revised OCA Incentive Plan document that provides details on the additional incentives that OCA discussed at our Baltimore meeting on June 8. This replaces the Incentive Plan document that you received at the Baltimore meeting or that was sent to you by Federal Express. These additional incentives are available even if you have already signed and returned your amendments.

We have invited an OCA representative to join us on our previously announced conference call on Monday evening (June 18) at 5:30 p.m. California time to present information about OCA's new OrthAlliance Stockholder Bonus Program and the High Participation Bonus Program. The Stockholder Bonus Program is available to practitioners who received at least 50% of their affiliation consideration in the form of OrthAlliance stock and provides incentives at 65%, 70% and 75% participation rates. In response to requests made at the Baltimore meeting, OCA also created the High Participation Bonus Program to provide additional incentives to all practitioners who elect Option 2 or Option 3, not just the practitioners who received OrthAlliance stock, if an 80% or 85% participation rate is achieved. Eligibility requirements and other important details are contained in the Incentive Plan document. We encourage you to make time to listen to the call. If you need information about how to participate in the call, please call Kat Bedient at the home office, 800 401-9818.

We also wanted to mention that in response to suggestions made by members at the Baltimore meeting, OCA modified the Doctors Trust Program to permit the issuance of shares under that program to the participant's professional corporation. If the professional corporation is conveyed to a successor practitioner in accordance with the OCA Business Services Agreement, the stock under the Doctors Trust Program can be transferred along with the professional corporation to the successor practitioner. The Doctors Trust Program is available only to practitioners who elect to sign an OCA form of Business Services Agreement.

Please remember that the first cut-off for submitting signed amendments is this Friday, June 22, for all members who did not receive OrthAlliance stock at affiliation and next Friday, June 29, for all members who did receive OrthAlliance stock at affiliation. Please send the signed amendments to the employment agreement and service agreement, without changes, to Paul Hayase at the home office by Federal Express or other overnight delivery service. It is extremely important that you do not make changes or additions to the amendments, because you may become ineligible for the early signing incentives if you do so. If you need additional copies of your amendments, please call Kathy Mitchell at the home office as soon as possible.

We are excited about these additional incentives that OCA is making available to our members and look forward to speaking with you on the Monday evening call.


Sincerely,


W. Dennis Summers
Chairman

B. Orthodontic Centers of America, Inc. Incentive Programs for OrthAlliance Allied Practitioners


                      ORTHODONTIC CENTERS OF AMERICA, INC.

            INCENTIVE PROGRAMS FOR ORTHALLIANCE ALLIED PRACTITIONERS


     Orthodontic Centers of America, Inc. ("OCA") is a party with OrthAlliance, Inc. ("OrthAlliance") to an Agreement and Plan of Merger, dated May 16, 2001 (the "Merger Agreement"), which provides for the merger of one of OCA's wholly-owned subsidiaries with and into OrthAlliance, with OrthAlliance becoming a wholly-owned subsidiary of OCA (the "Merger"). Completion of this proposed Merger is subject to a number of conditions, including approval of the Merger Agreement by OrthAlliance stockholders. Additional information about this proposed Merger may be obtained from a Registration Statement on Form S-4, and a related prospectus/proxy statement, that OCA will file with the Securities and Exchange Commission in connection with the proposed Merger.

     In connection with the proposed Merger, OCA has implemented the following six programs under which it may offer shares of its common stock to certain orthodontists and pediatric dentists who are owners and employees ("OrthAlliance Affiliated Practitioners") of professional entities that are parties to service, management services, consulting or similar long-term agreements ("OrthAlliance Service or Consulting Agreements") with OrthAlliance and its subsidiaries:

     o    Stock Pool Program;

     o    Target Stock Program;

     o    OrthAlliance Stockholder Bonus Program;

     o    High Participation Bonus Program;

     o    Conversion Incentive Program; and

     o    Doctors Trust Program.

     The Stock Pool Program, Target Stock Program, OrthAlliance Stockholder Bonus Program and High Participation Bonus Program provide incentives to OrthAlliance Affiliated Practitioners who, along with their respective professional entities, either (a) amend their respective employment agreement and OrthAlliance Service or Consulting Agreement as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (b) enter into OCA's customary form of business services agreement with OCA or its subsidiaries ("OCA Business Services Agreement"), in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the proposed Merger with OrthAlliance.

     The Conversion Incentive Program and Doctors Trust Program provide incentives only to those OrthAlliance Affiliated Practitioners who, along with their respective professional entities, enter into an OCA Business Services Agreement effective as of the proposed Merger. Each of these programs would be conditioned upon, and subject to, completion of the proposed Merger and compliance with federal and state securities laws.

     The amendments to employment agreements and OrthAlliance Service or Consulting Agreement contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement would generally involve the following:

     o AMENDMENT TO EMPLOYMENT AGREEMENT. In the amendment to their respective employment agreement, the OrthAlliance Affiliated Practitioner and his or her professional entity would agree to include OrthAlliance as a third party beneficiary and continue the OrthAlliance Affiliated Practitioner's employment as an orthodontist or pediatric dentist, as applicable, for a period of at least three years following the proposed Merger.

     o AMENDMENT TO SERVICE OR CONSULTING AGREEMENT. In the amendment to their respective OrthAlliance Service or Consulting Agreement, the OrthAlliance Affiliated Practitioner and his or her professional entity would agree to use OCA's proprietary computer software and business systems in connection with the business functions of their practice, maintain the current status of the advertisement or non-advertisement, as the case may be, of their practice to the general public, unless OCA otherwise agrees, and continue the OrthAlliance Affiliated Practitioner's employment as an orthodontist or pediatric dentist, as applicable, for a period of at least three years following the proposed Merger.

     PLEASE NOTE THAT THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE, NOR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. OCA ANTICIPATES THAT IT WILL FILE A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THE SHARES OF OCA COMMON STOCK THAT WOULD BE ISSUED UNDER THESE PROGRAMS. THAT REGISTRATION STATEMENT HAS NOT YET BEEN FILED OR BECOME EFFECTIVE. THOSE SHARES OF OCA COMMON STOCK MAY NOT BE SOLD, AND ANY OFFERS TO BUY THE SHARES MAY NOT BE ACCEPTED, UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE, AND ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME PRIOR TO NOTICE OF ACCEPTANCE GIVEN AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT. ANY INDICATION OF INTEREST IN RESPONSE TO THIS COMMUNICATION WILL INVOLVE NO OBLIGATION OR COMMITMENT. NO SECURITIES WILL BE SOLD OR GRANTED IN ANY JURISDICTION IN WHICH THE OFFER, SOLICITATION OR SALE OF SUCH SECURITIES WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.

INCENTIVES FOR AMENDING EXISTING EMPLOYMENT AGREEMENT AND ORTHALLIANCE AGREEMENT, OR ENTERING INTO NEW OCA AGREEMENT

     OCA may offer shares of its common stock to OrthAlliance Affiliated Practitioners as an incentive for these individuals and their professional entities to, prior to the Merger, either (a) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (b) enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the proposed Merger with OrthAlliance. These shares may be issued to eligible OrthAlliance Affiliated Practitioners generally on the following terms under OCA's:

     o    Stock Pool Program;

     o    Target Stock Program;

     o    OrthAlliance Stockholder Bonus Program; and

     o    High Participation Bonus Program.


1.   STOCK POOL PROGRAM

     Under OCA's Stock Pool Program, OCA may grant shares of its common stock to eligible OrthAlliance Affiliated Practitioners who, along with their professional entity, no later than July 27, 2001, either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement effective as of the Merger, as follows:

     o ANNUAL SERVICE FEE/TENURE BASED AMOUNT. Shares in an amount equal to the greater of 500 or:

          (A) ANNUAL SERVICE FEE BASED AMOUNT. 30 shares for each $10,000 of service, consulting or management fees (excluding any center or other expense reimbursement) paid by the OrthAlliance Affiliated Practitioner or his or her professional entity to OrthAlliance or its subsidiaries during the period from April 1, 2000 through March 31, 2001 (with certain adjustments and annualization as described in Section 2.4 of the Merger Agreement), rounded to the nearest whole number,

               PLUS

          (b) TENURE BASED AMOUNT. 10 shares for each whole calendar month elapsed during the term of their OrthAlliance Service or Consulting Agreement as of the closing date of the Merger but no later than December 31, 2001.

     o TIMING BASED AMOUNT. An additional number of shares for the first 180 OrthAlliance Affiliated Practitioners who either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement effective as of the Merger, within specified time limits as described below:

          >>   By June 22, 2001:

               (i)  900 shares,

                    PLUS

               (ii) 200 shares for each additional 20 of those OrthAlliance
                    Affiliated Practitioners who do so from June 23 - July 27, 2001.

          >>   June 23 - 29, 2001:

               (i)  700 shares,

                    PLUS

               (ii) 200 shares for each additional 20 of those OrthAlliance
                    Affiliated Practitioners who do so from June 30 - July 27, 2001.

               EXCEPT, FOR

               OrthAlliance Affiliated Practitioners who were issued shares of OrthAlliance common stock in connection with entering into their OrthAlliance Service or Consulting Agreement or their sale of assets or capital stock to OrthAlliance, who would instead be granted:

               (i)  900 shares,

                    PLUS

               (ii) 200 shares for each additional 20 of those OrthAlliance
                    Affiliated Practitioners who do so from June 30 - July 27, 2001.

          >>   June 30 - July 6, 2001:

               (i)  600 shares,

                    PLUS

               (ii) 200 shares for each additional 20 of those OrthAlliance
                    Affiliated Practitioners who do so from July 7 - 27, 2001.

          >>   July 7 - 13, 2001:

               (i)  500 shares,

                    PLUS

                    (ii) 200 shares for each additional 20 of those OrthAlliance
                         Affiliated Practitioners who do so from July 14 - 27, 2001.

          >>   July 14 - 20, 2001:

               (i)  400 shares,

                    PLUS

                    (ii) 200 shares for each additional 20 of those OrthAlliance
                         Affiliated Practitioners who do so from July 21 - 27, 2001.

          >>   July 21 - 27, 2001:

               (i)  300 shares.

     CLINICAL ADVISORY COMMITTEE MEMBERS. In addition, each of the 12 OrthAlliance Affiliated Practitioners who are selected by OCA and OrthAlliance, and agree, to serve on OCA's Clinical Advisory Committee upon the Merger may be granted 2,500 shares of OCA common stock if, by June 22, 2001, that individual and his or her professional entity (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement effective as of the Merger.

     DATES OF GRANTS; CONDITION TO VESTING. Shares granted under this program would be issuable in three annual installments, with one-third of the shares to be issued following each of the first, second and third anniversaries of the Merger if, during the 12 calendar months immediately preceding that anniversary, the amount of service or consulting fees paid by the OrthAlliance Affiliated Practitioner and his or her professional entity to OCA or its subsidiary is at least 90% of the amount of service or consulting fees they paid to OrthAlliance or its subsidiary during the 12 calendar months immediately preceding the Merger.

     PRACTICES WITH MULTI-OWNERS. If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, the number of shares to be granted based on the amount of service or consulting fees paid would be computed on a pro rata basis. In addition, the co-owner OrthAlliance Affiliated Practitioners would have to execute and deliver the applicable amendments to their employment agreement and OrthAlliance Service or Consulting Agreement, or new OCA Business Services Agreement, as applicable, by July 27, 2001.

     ELIGIBILITY TO PARTICIPATE. To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, would have to, by the specified dates, either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement (effective as of the Merger). Participation would also require the execution of a written participation agreement between OCA and the OrthAlliance Affiliated Practitioner that sets forth, or incorporates by reference, the terms of the program. Participation in and the grant of any shares under this program would also be conditioned upon, and subject to, completion of the Merger.

     In addition, to be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, may not be a party to any pending or threatened litigation against OrthAlliance, OCA or their subsidiaries, nor have given notice of termination or intention to terminate their respective OrthAlliance Service or Consulting Agreement, and must be in compliance with their obligation to pay service or consulting fees under their OrthAlliance Service or Consulting Agreement. If such litigation or notice has been commenced, threatened or given, it would need to have been dismissed with prejudice or fully withdrawn in a manner acceptable to OCA.

2.   TARGET STOCK PROGRAM

     Under OCA's Target Stock Program, OCA may grant eligible OrthAlliance Affiliated Practitioners shares of OCA common stock (except as described below) as follows:

     NEW OCA AGREEMENT. For OrthAlliance Affiliated Practitioners who, along with their respective professional entities, enter into an OCA Business Services Agreement prior to the Merger (which would become effective upon the Merger), OCA may issue them a number of shares of its common stock equal to:

          (a)  3,

               TIMES

          (b) 70% OF ASSUMED SERVICE FEES IN PRIOR 12 MONTHS. 70% of the amount of service or consulting fees (excluding any center or other expense reimbursement) that would have been payable to OCA or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under the OCA Business Services Agreement during the 12 calendar months immediately preceding the Merger (assuming that the OCA Business Services Agreement had been in effect during that period and also assuming that the operating margin of the practice during that period was 5% higher than the actual operating margin for that period),

               DIVIDED BY

          (c) AVERAGE CLOSING PRICE AT THIRD ANNIVERSARY. The average closing price of OCA common stock during the 10 trading days immediately preceding the third anniversary of the Merger,

     IF, during the 12 calendar months immediately preceding the third anniversary of the Merger:

               70% INCREASE IN SERVICE FEES IN YEAR 3. The amount of (A) service or consulting fees (excluding any center or other expense reimbursement) paid to OCA or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under the OCA Business Services Agreement, is at least 70% greater than
               (B) service or consulting fees (excluding any center or other expense reimbursement) that would have been payable to OCA or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under the OCA Business Services Agreement during the 12 calendar months immediately preceding the Merger (assuming that the OCA Business Services Agreement had been in effect during that period and also assuming that the operating margin of the practice during that period was 5% higher than the actual operating margin for that period).

          PRO RATA AMOUNT. However, if this 70% target increase in service or consulting fees is not achieved during the 12 calendar months immediately preceding the third anniversary of the Merger, but the amount of service or consulting fees paid during that period is at least equal to the amount that would have been paid under the OCA Business Services Agreement during the 12 calendar months immediately preceding the Merger (based on the assumptions described above), then OCA may grant the OrthAlliance Affiliated Practitioner a pro rata amount of the shares of OCA common stock that OCA may have granted if the target amount had been achieved. For example, if the amount of service or consulting fees increased 35% (i.e., one-half of the targeted increase) during that period, then the OrthAlliance Affiliated Practitioner may be granted one-half of the number of shares issuable if the target had been achieved.

     AMENDMENTS. For OrthAlliance Affiliated Practitioners who, along with their respective professional entities, amend their respective employment agreement and OrthAlliance Service or Consulting Agreement prior to the Merger as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, OCA may issue them a number of shares of OCA common stock equal to:

          (a)  3,

               TIMES

          (b) 70% OF SERVICE FEES IN PRIOR 12 MONTHS. 70% of the amount of service, consulting or management fees (excluding any center or other expense reimbursement) paid by the OrthAlliance Affiliated Practitioner or his or her professional entity to OrthAlliance or its subsidiaries during the 12 calendar months prior to the Merger,

               DIVIDED BY

          (c) AVERAGE CLOSING PRICE AT THIRD ANNIVERSARY. The average closing price of OCA common stock during the 10 trading days immediately preceding the third anniversary of the Merger,

     IF, during the 12 calendar months immediately preceding the third anniversary of the Merger:

               70% INCREASE IN SERVICE FEES IN YEAR 3. The amount of (A) service or consulting fees (excluding any center or other expense reimbursement) paid to OCA or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under their OrthAlliance Service or Consulting Agreement is at least 70% greater than (B) service or consulting fees (excluding any center or other expense reimbursement) paid to OrthAlliance or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under their OrthAlliance Service or Consulting Agreement during the 12 calendar months immediately preceding the Merger.

          PRO RATA AMOUNT. However, if this 70% target amount of increased service or consulting fees is not achieved during the 12 calendar months immediately preceding the third anniversary of the Merger, but the amount of service or consulting fees paid during that period is at least equal to the amount paid during the 12 calendar months immediately preceding the Merger, then OCA may grant the OrthAlliance Affiliated Practitioner a pro rata amount of the shares of OCA common stock that OCA may have granted if the target amount had been achieved. For example, if the amount of service or consulting fees increased 35% (i.e., one-half of the targeted increase) during that period, then the OrthAlliance Affiliated Practitioner may be granted one-half of the number of shares issuable if the target had been achieved.

     OCA MAY CHOOSE TO SUBSTITUTE INTEREST BEARING NOTE. OCA could elect, in its sole discretion, to issue the OrthAlliance Affiliated Practitioner a promissory note in an amount equal to that computed as described above, which would be payable over 5 years and bear interest at the prime rate plus 1.5% per year, in lieu of shares of OCA common stock. Payments under the note would be subject to same condition described in the following paragraph with respect to issuance of shares of OCA common stock.

     DATES OF GRANTS; CONDITION TO VESTING. Shares granted under this program would be issuable in four annual installments, with one-fourth of the shares to be issued following each of the fifth, sixth, seventh and eighth anniversaries of the Merger if, during the 12 calendar months prior to that anniversary, the amount of service or consulting fees paid by the OrthAlliance Affiliated Practitioner and his or her professional entity to OCA or its subsidiary is at least 90% of the amount of service or consulting fees they paid to OrthAlliance or its subsidiary during the 12 calendar months prior to the Merger.

     PRACTICES WITH MULTI-OWNERS. If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, these amounts would be computed on a pro rata basis. In addition, the co-owner OrthAlliance Affiliated Practitioners would have to execute and deliver the applicable amendments to their employment agreement and OrthAlliance Service or Consulting Agreement, or new OCA Business Services Agreement, as applicable, prior to the Merger.

     ELIGIBILITY TO PARTICIPATE. To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, prior to the Merger would have to either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement (effective as of the Merger). Participation would also require the execution of a written participation agreement between OCA and the OrthAlliance Affiliated Practitioner that sets forth, or incorporates by reference, the terms of the program. Participation in and the grant of any shares under this program would also be conditioned upon, and subject to, completion of the Merger.

     In addition, to be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, may not be a party to any pending or threatened litigation against OrthAlliance, OCA or their subsidiaries, nor have given notice of termination or intention to terminate their respective OrthAlliance Service or Consulting Agreement, and must be in compliance with their obligation to pay service or consulting fees under their OrthAlliance Service or Consulting Agreement. If such litigation or notice has been commenced, threatened or given, it would need to have been dismissed with prejudice or fully withdrawn in a manner acceptable to OCA.

     In addition, to be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, may not be a party to any practice improvement performance guarantee agreement with OrthAlliance or its subsidiary.

     DUE DILIGENCE TO DETERMINE OPERATING MARGIN. To permit OCA to determine the appropriate operating margin for computing the number of shares to be granted under this program with respect to a new OCA Business Services Agreement, the OrthAlliance Affiliated

Practitioner would provide OCA with financial information OCA reasonably requests about his or her practice.

3.   ORTHALLIANCE STOCKHOLDER BONUS PROGRAM

     Several OrthAlliance Affiliated Practitioners have indicated that they received as consideration a large number of shares of OrthAlliance common stock in connection with originally entering into their OrthAlliance Service or Consulting Agreement or selling assets or capital stock to OrthAlliance, which have declined in value since the date of issuance. OCA has received from OrthAlliance a listing of those OrthAlliance Affiliated Practitioners who did receive shares of OrthAlliance common stock shares as 50% or more of the consideration paid in connection with originally entering into their OrthAlliance Service or Consulting Agreement or selling assets or capital stock to OrthAlliance ("OrthAlliance Stock Recipients").

     Under OCA's OrthAlliance Stockholder Bonus Program, OCA may grant shares of OCA common stock to certain eligible OrthAlliance Stock Recipients who, along with their professional entity, by July 27, 2001, either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement effective as of the Merger, as follows:

     MINIMUM NUMBER OF ORTHALLIANCE AFFILIATED PRACTITIONERS SIGNING AMENDMENTS OR NEW OCA AGREEMENT

     No shares will be issued to anyone under this program unless, by July 27, 2001, the following minimum amount of OrthAlliance Affiliated Practitioners, along with their professional entity, either amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or enter into an OCA Business Services Agreement effective as of the Merger:

     Minimum Number of OrthAlliance Affiliated Practitioners:

          (1)  At least 120 OrthAlliance Affiliated Practitioners,

               AND

          (2) OrthAlliance Affiliated Practitioners representing at least 65.0% of OrthAlliance's service fees during the 12 months ended March 31, 2001.

     TOTAL NUMBER OF SHARES AVAILABLE FOR GRANT UNDER PROGRAM

     The total number of shares of OCA common stock available for grant under this program varies depending on (1) the number of OrthAlliance Affiliated Practitioners who, along with their professional entity, either amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or enter into an OCA Business Services Agreement effective as of the Merger, and (2) the percentage of OrthAlliance's service fees during the 12 months ended March 31, 2001 represented by those OrthAlliance Affiliated Practitioners, as described in the following chart:


                                                 ORTHALLIANCE AFFILIATED PRACTITIONERS EXECUTING
                                                         AMENDMENTS OR NEW OCA AGREEMENT
                                         --------------------------------------------------------------
        TOTAL NUMBER OF SHARES                                        PERCENTAGE OF ORTHALLIANCE ANNUAL
        AVAILABLE UNDER PROGRAM                  NUMBER                   SERVICE FEES REPRESENTED
        -----------------------------------------------------------------------------------------------
           400,000.......................    138 or more      and               75.00% or more
           300,000.......................    129 to 137       and               70.00% -  74.99%
           200,000.......................    120 to 128       and               65.00% - 69.99%
                 0.......................    Less than 120    or                Less than 65.00%



               ALLOCATION OF AVAILABLE SHARES AMONG PARTICIPATING
                         ORTHALLIANCE STOCK RECIPIENTS

     An eligible OrthAlliance Stock Recipient participating in this program would receive a number of shares of OCA common stock that varies depending on:

     (1) (A) the number of OrthAlliance Affiliated Practitioners who, along with their professional entity, either amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or enter into an OCA Business Services Agreement effective as of the Merger, and (B) the percentage of OrthAlliance's service fees during the 12 months ended March 31, 2001 represented by those OrthAlliance Affiliated Practitioners, as described in the following chart:


                                                 ORTHALLIANCE AFFILIATED PRACTITIONERS EXECUTING
                                                        AMENDMENTS OR NEW OCA AGREEMENT
                                         ---------------------------------------------------------------
       BASE NUMBER OF SHARES PER                                       PERCENTAGE OF ORTHALLIANCE ANNUAL
        PARTICIPANT IN PROGRAM                    NUMBER                    SERVICE FEES REPRESENTED
       -------------------------------------------------------------------------------------------------
           2,000.........................    138 or more       and              75.00% or more
           1,500.........................    129 to 137        and              70.00% -  74.99%
           1,000.........................    120 to 128        and              65.00% - 69.99%
               0.........................    Less than 120     or               Less than 65.00%


          PLUS

     (2) A pro rata amount of any remaining shares available for grant under the program based on the Potential Loss of Stock Consideration (as defined below) in comparison to the total Potential Loss of Stock Consideration for all of the participants in the program.



          "Potential Loss of Stock Consideration" means the result of the following:

          (i) The number of shares originally issued to the participant in connection with his or her original affiliation with OrthAlliance or its subsidiary, times an assumed stock price per share of $5.30, plus the dollar amount of cash and promissory notes received from OrthAlliance or its subsidiary by the participant in that transaction,

          MINUS

          (ii) A multiple (based on the amount of OrthAlliance Affiliated Practitioners entering into the amendments or new OCA Business Services Agreements, as described in the following table) of the amount of service fees paid by the participant to OrthAlliance or its subsidiary during the 12 months ended March 31, 2001, excluding any fees paid with respect to any practice acquired under OrthAlliance's "buy a practice" program or otherwise without payment of significant consideration.


                                                  ORTHALLIANCE AFFILIATED PRACTITIONERS EXECUTING
                                                         AMENDMENTS OR NEW OCA AGREEMENT
                                         ----------------------------------------------------------------
     MULTIPLE FOR POTENTIAL LOSS                                        PERCENTAGE OF ORTHALLIANCE ANNUAL
     IN STOCK CONSIDERATION                       NUMBER                    SERVICE FEES REPRESENTED
---------------------------------------------------------------------------------------------------------
         4.50 x.......................        138 or more      and              75.00% or more
         3.35 x.......................        129 to 137       and              70.00% -  74.99%
         2.75 x ......................        120 to 128       and              65.00% - 69.99%
            0 x.......................        Less than 120    or               Less than 65.00%


       AT LEAST 50% OF ORIGINAL CONSIDERATION FROM ORTHALLIANCE IN STOCK.

     To be eligible to participate in this program, at least 50% of the OrthAlliance Stock Recipient's consideration from OrthAlliance or its subsidiary when originally affiliating with OrthAlliance or its subsidiary must have been in the form of shares of OrthAlliance common stock, based on an assumed price per share of $5.30.

     DATES OF GRANTS; CONDITION TO VESTING. Shares granted under this program would be issuable in four annual installments, with one-fourth of the shares to be issued following each of the second, third, fourth and fifth anniversaries of the Merger if, during the 12 calendar months prior to that anniversary, the amount of service or consulting fees paid by the OrthAlliance Affiliated Practitioner and his or her professional entity to OCA or its subsidiary is at least 90% of the amount of service or consulting fees they paid to OrthAlliance or its subsidiary during the 12 calendar months prior to the Merger.

     ELIGIBILITY TO PARTICIPATE. To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, would have to by July 27, 2001 either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement (effective as of the Merger). Participation would also require the execution of a written participation agreement between OCA and the OrthAlliance Affiliated Practitioner that sets forth, or incorporates by reference, the terms of the program. Participation in and the grant of any shares under this program would also be conditioned upon, and subject to, completion of the Merger.

     In addition, to be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, may not be a party to any pending or threatened litigation against OrthAlliance, OCA or their subsidiaries, nor have given notice of termination or intention to terminate their respective OrthAlliance Service or Consulting Agreement, and must be in compliance with their obligation to pay service or consulting fees under their OrthAlliance Service or Consulting Agreement. If such litigation or notice has been commenced, threatened or given, it would need to have been dismissed with prejudice or fully withdrawn in a manner acceptable to OCA.

     In addition, to be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, may not be a party to any practice improvement performance guarantee agreement with OrthAlliance or its subsidiary.

     PRACTICES WITH MULTI-OWNERS. If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, the co-owner OrthAlliance Affiliated Practitioners would have to execute and deliver the applicable amendments to their employment agreement and OrthAlliance Service or Consulting Agreement, or new OCA Business Services Agreement, as applicable, prior to the Merger.

4.   HIGH PARTICIPATION BONUS PROGRAM


     Under OCA's High Participation Bonus Program, OCA may grant shares of OCA common stock to certain eligible OrthAlliance Affiliated Practitioners who, along with their professional entity, by July 27, 2001, either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement effective as of the Merger, as follows:

     MINIMUM NUMBER OF ORTHALLIANCE AFFILIATED PRACTITIONERS SIGNING AMENDMENTS OR NEW OCA AGREEMENT

     No shares will be issued to anyone under this program unless, by July 27, 2001, the following minimum amount of OrthAlliance Affiliated Practitioners, along with their professional entity, either amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or enter into an OCA Business Services Agreement effective as of the Merger:

          Minimum Number of OrthAlliance Affiliated Practitioners:

               (1)  At least 148 OrthAlliance Affiliated Practitioners,

                    AND

               (2) OrthAlliance Affiliated Practitioners representing at least 80.0% of OrthAlliance's service fees during the 12 months ended March 31, 2001.

     TOTAL NUMBER OF SHARES AVAILABLE FOR GRANT UNDER PROGRAM

     The total number of shares of OCA common stock available for grant under this program varies depending on (1) the number of OrthAlliance Affiliated Practitioners who, along with their professional entity, either amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or enter into an OCA Business Services Agreement effective as of the Merger, and (2) the percentage of OrthAlliance's service fees during the 12 months ended March 31, 2001 represented by those OrthAlliance Affiliated Practitioners, as described in the following chart:


                                                   ORTHALLIANCE AFFILIATED PRACTITIONERS EXECUTING
                                                           AMENDMENTS OR NEW OCA AGREEMENT
                                           ------------------------------------------------------------
        TOTAL NUMBER OF SHARES                                       PERCENTAGE OF ORTHALLIANCE ANNUAL
       AVAILABLE UNDER PROGRAM                  NUMBER                    SERVICE FEES REPRESENTED
-------------------------------------------------------------------------------------------------------
        200,000.......................      157 or more     and                 85.00% or more
        100,000.......................      148 to 156      and                 80.00% -  84.99%
              0.......................      Less than 148   or                  Less than  80.00%


               ALLOCATION OF AVAILABLE SHARES AMONG PARTICIPATING
                         ORTHALLIANCE STOCK RECIPIENTS

     An eligible OrthAlliance Stock Recipient participating in this program would receive a number of shares of OCA common stock that varies depending on
(A) the number of OrthAlliance Affiliated Practitioners who, along with their professional entity, either amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or enter into an OCA Business Services Agreement effective as of the Merger, and (B) the percentage of OrthAlliance's service fees during the 12 months ended March 31, 2001 represented by those OrthAlliance Affiliated Practitioners, as described in the following chart:


                                                    ORTHALLIANCE AFFILIATED PRACTITIONERS EXECUTING
                                                            AMENDMENTS OR NEW OCA AGREEMENT
                                             ------------------------------------------------------------
         NUMBER OF SHARES PER                                           PERCENTAGE OF ORTHALLIANCE ANNUAL
        PARTICIPANT IN PROGRAM                   NUMBER                     SERVICE FEES REPRESENTED
---------------------------------------------------------------------------------------------------------
           1,000........................     157 or more      and               85.00% or more
             500........................     148 to 156       and               80.00% -  84.99%
               0........................     Less than 148    or                Less than 80.00%

     DATES OF GRANTS; CONDITION TO VESTING. Shares granted under this program would be issuable in four annual installments, with one-fourth of the shares to be issued following each of the second, third, fourth and fifth anniversaries of the Merger if, during the 12 calendar months prior to that anniversary, the amount of service or consulting fees paid by the OrthAlliance Affiliated Practitioner and his or her professional entity to OCA or its subsidiary is at least 90% of the amount of service or consulting fees they paid to OrthAlliance or its subsidiary during the 12 calendar months prior to the Merger.

     ELIGIBILITY TO PARTICIPATE. To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, would have to by July 27, 2001 either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement (effective as of the Merger). Participation would also require the execution of a written participation agreement between OCA and the OrthAlliance Affiliated Practitioner that sets forth, or incorporates by reference, the terms of the program. Participation in and the grant of any shares under this program would also be conditioned upon, and subject to, completion of the Merger.

     In addition, to be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, may not be a party to any pending or threatened litigation against OrthAlliance, OCA or their subsidiaries, nor have given notice of termination or intention to terminate their respective OrthAlliance Service or Consulting Agreement, and must be in compliance with their obligation to pay service or consulting fees under their OrthAlliance Service or Consulting Agreement. If such litigation or notice has been commenced, threatened or given, it would need to have been dismissed with prejudice or fully withdrawn in a manner acceptable to OCA.

     In addition, to be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, may not be a party to any practice improvement performance guarantee agreement with OrthAlliance or its subsidiary.

     PRACTICES WITH MULTI-OWNERS. If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, the co-owner OrthAlliance Affiliated Practitioners would have to execute and deliver the applicable amendments to their employment agreement and OrthAlliance Service or Consulting Agreement, or new OCA Business Services Agreement, as applicable, prior to the Merger.

ADDITIONAL INCENTIVES FOR ENTERING INTO NEW OCA AGREEMENT

     In addition to the four programs described above, OCA may offer additional shares of its common stock to OrthAlliance Affiliated Practitioners as an incentive for these individuals and their professional entities to enter into an OCA Business Services Agreement prior to the Merger, in replacement of their existing OrthAlliance Service or Consulting Agreement effective as of the Merger. These shares may be issued to eligible OrthAlliance Affiliated Practitioners generally on the following terms under OCA's:

     o    Conversion Incentive Program; and

     o    Doctors Trust Program.

1.   CONVERSION INCENTIVE PROGRAM

     Under OCA's Conversion Incentive Program, OCA may grant shares of its common stock to eligible OrthAlliance Affiliated Practitioners who, along with their professional entity, enter into an OCA Business Services Agreement (which would be effective upon the Merger) on or before July 27, 2001, in an amount equal to:

          (a)  4,

               TIMES

          (b)  The amount by which:

               (i) FEES UNDER OCA AGREEMENT. Service or consulting fees (excluding any center or other expense reimbursement) that would have been payable to OCA or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under the OCA Business Services Agreement during the 12 calendar months immediately preceding the Merger (assuming that the OCA Business Services Agreement had been in effect during that period and also assuming that the operating margin of the practice during that period was 5% higher than the actual operating margin for that period),

                    EXCEEDS

               (ii) FEES UNDER EXISTING AGREEMENT. Service, consulting or management fees (excluding any center or other expense reimbursement) paid to OrthAlliance or its subsidiaries by the OrthAlliance Affiliated Practitioner or his or her professional entity during the 12 calendar months immediately preceding the Merger under their existing OrthAlliance Service or Consulting Agreement,

                    DIVIDED BY

          (c) AVERAGE CLOSING PRICE AT MERGER. The average closing price of OCA common stock during the 10 trading days prior to the Merger.

     DATES OF GRANTS; CONDITION TO VESTING. Shares granted under this program would be issuable in four annual installments, with one-fourth of the shares to be issued following each of the second, third, fourth and fifth anniversaries of the Merger if, during the 12 calendar months prior to that anniversary, the amount of service or consulting fees paid by the OrthAlliance Affiliated Practitioner and his or her professional entity to OCA or its subsidiary is at least 90% of the amount of service or consulting fees they paid to OrthAlliance or its subsidiary during the 12 calendar months prior to the Merger.

     ELIGIBILITY TO PARTICIPATE. To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, would have to, on or before July 27, 2001 enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement (effective as of the Merger). Participation would also require the execution of a written participation agreement between OCA and the OrthAlliance Affiliated Practitioner that sets forth, or incorporates by reference, the terms of the program. Participation in and the grant of any shares under this program would also be conditioned upon, and subject to, completion of the Merger.

     In addition, to be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, may not be a party to any pending or threatened litigation against OrthAlliance, OCA or their subsidiaries, nor have given notice of termination or intention to terminate their respective OrthAlliance Service or Consulting Agreement, and must be in compliance with their obligation to pay service or consulting fees under their OrthAlliance Service or Consulting Agreement. If such litigation or notice has been commenced, threatened or given, it would need to have been dismissed with prejudice or fully withdrawn in a manner acceptable to OCA.

     DUE DILIGENCE TO DETERMINE OPERATING MARGIN. To permit OCA to determine the appropriate operating margin for computing the number of shares to be granted under this program, the OrthAlliance Affiliated Practitioner would provide OCA with financial information OCA reasonably requests about the practice.

     PRACTICES WITH MULTI-OWNERS. If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, these amounts would be computed on a pro rata basis. In addition, the co-owner OrthAlliance Affiliated Practitioners would have to execute and deliver the new OCA Business Services Agreement by July 27, 2001.

2.   DOCTORS TRUST PROGRAM

     Under OCA's Doctors Trust Program, for eligible OrthAlliance Affiliated
Practitioners:

     TWO YEAR OPTION TO PURCHASE SHARES. At anytime during the two years immediately following the Merger, the OrthAlliance Affiliated Practitioner could elect, by giving OCA written notice, to purchase a number of shares of OCA common stock equal to (A) $60,000, divided by (B) the average closing sales price per share of OCA common stock reported for the 10 trading days immediately prior to the Merger.

     INSTALLMENT PAYMENTS OF PURCHASE PRICE. The purchase price of the shares would equal $40,000 and would be payable by the OrthAlliance Affiliated Practitioner in 40 equal quarterly installments of $1,000 each over a period of 10 years, beginning on the second anniversary of the Merger.

     RESTRICTIONS ON TRANSFER. These shares would be subject to contractual restrictions on transfer. No shares could be sold or transferred prior to the eleventh anniversary of the Merger. Beginning on that eleventh anniversary, one-seventh of the shares would become eligible for sale or transfer during each of the following seven years.

     FORFEITURE OF SHARES. Shares that are not then granted or eligible for sale or transfer would be forfeited if the OrthAlliance Affiliated Practitioner:

     (a) Ceases to be employed full-time as an orthodontist or pediatric dentist, as applicable, in his or her respective practice prior to the tenth anniversary of the Merger, or

     (b) Ceases to own an equity interest in the professional entity that is a party to the OCA Business Services Agreement prior to the tenth anniversary of the Merger, or

     (c) And his or her professional entity's OCA Business Services Agreement terminates, or

     (d) Or his or her professional entity fails to utilize OCA's proprietary computer software and business systems in connection with the business functions of their practice, or

     (e) Or his or her professional entity fails to comply with OCA's policies, procedures and systems, including a productive working relationship with OCA's corporate office staff and other orthodontists and dental professionals who are affiliated with OCA, fulfil his or her financial obligations to OCA or its subsidiaries, or breaches his or her OCA Business Services Agreement.

     NO RETURN OF PURCHASE PRICE. If shares acquired under this program are forfeited, any purchase price previously paid would not be returned, but further obligations to pay the quarterly installments would be canceled.

     DEATH OR DISABILITY. If the OrthAlliance Affiliated Practitioner dies or becomes permanently disabled (and ceases to practice orthodontics or pediatric dentistry, as applicable), a proportionate number of shares for which quarterly installments of purchase price had then been paid (that is, one-fortieth of the number of shares for each quarterly installment of purchase price that had been paid) would not be forfeited due to those events, and one-seventh of that proportionate amount would become eligible for sale or transfer during each of the following seven years.

     TRANSFER OF PRACTICE AFTER 10 YEARS. If the OrthAlliance Affiliated Practitioner remains employed full-time as an orthodontist or pediatric dentist, as applicable, in his or her respective practice, owns an equity interest in the professional entity that is a party to the OCA Business Services Agreement, remains a party to an OCA Business Services Agreement and otherwise complies with the terms and conditions of this program through the tenth anniversary of the Merger, then the OrthAlliance Affiliated Practitioner could thereafter transfer his practice to another orthodontist or pediatric dentist, as applicable, acceptable to OCA who assumes all of the OrthAlliance Affiliated Practitioner's obligations under the OCA Business Services Agreement and, subject to continued compliance with his or her covenant not to compete, a proportionate number of shares for which quarterly installments of purchase price had then been paid would not be forfeited due to those events, and one-seventh of that proportionate amount would become eligible for sale or transfer during each of the following seven years.

     ELIGIBILITY TO PARTICIPATE. To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, would have to, prior to the Merger, enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement (effective as of the Merger). Participation would also require the execution of a written participation agreement between OCA and the OrthAlliance Affiliated Practitioner that sets forth, or incorporates by reference, the terms of the program. Participation in and purchase of shares under this program would also be conditioned upon, and subject to, completion of the Merger.

     In addition, to be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, may not be a party to any pending or threatened litigation against or involving OrthAlliance, OCA or their subsidiaries, nor have given notice of termination or intention to terminate their respective OrthAlliance Service or Consulting Agreement, and must be in compliance with their obligation to pay service or consulting fees under their OrthAlliance Service or Consulting Agreement. If such litigation or notice has been commenced, threatened or given, it would need to have been dismissed with prejudice or fully withdrawn in a manner acceptable to OCA.

     PRACTICES WITH MULTI-OWNERS. If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, the co-owner OrthAlliance Affiliated Practitioners would have to execute and deliver the new OCA Business Services Agreement prior to the Merger.

     ISSUANCE TO PROFESSIONAL CORPORATION. Shares of OCA common stock issued under this program may be issued to the participant's professional corporation or other entity, rather than to the individual. If the professional corporation is conveyed to a successor practitioner in accordance with the applicable OCA Business Services Agreement, the stock may be conveyed along with the professional corporation to the successor.

IN CONNECTION WITH THE PROPOSED MERGER, OCA WILL FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, OCA AND ORTHALLIANCE. AFTER THE REGISTRATION STATEMENT IS FILED WITH THE SEC, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FREE OF CHARGE, BOTH ON THE SEC'S WEB SITE (WWW.SEC.GOV) AND FROM OCA AND ORTHALLIANCE BY DIRECTING A REQUEST TO ORTHODONTIC CENTERS OF AMERICA, INC., 5000 SAWGRASS VILLAGE CIRCLE, SUITE 30, PONTE VEDRA BEACH, FL 32082, ATTENTION:
INVESTOR RELATIONS, OR TO ORTHALLIANCE, INC., 21535 HAWTHORNE BOULEVARD, SUITE 200, TORRANCE, CA 90503, ATTENTION: INVESTOR RELATIONS. ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO A SHAREHOLDER MEETING TO BE HELD IN CONNECTION WITH SUCH MERGER. INFORMATION ABOUT THE PARTICIPANTS IN THE SOLICITATION, INCLUDING THEIR INTERESTS IN SHARES OF ORTHALLIANCE'S COMMON STOCK, IS SET FORTH IN ORTHALLIANCE'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 FILED WITH THE SEC. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS BY READING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.